SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 +1 312 853 7000 +1 312 853 7036 FAX AMERICA • ASIA PACIFIC • EUROPE

September 29, 2020

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Pamela Long Joel Parker Howard Efron Robert Telewicz

Re:	Gaming & Hospitality Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted July 31, 2020

CIK No. 0001806156

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Gaming & Hospitality Acquisition Corp. (the “Company”), in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s draft registration statement on Form S-1 submitted on a confidential basis on July 31, 2020 (CIK No. 0001806156) (the “Draft Registration Statement”), as set forth in the Staff’s letter dated September 15, 2020 addressed to Andrei Scrivens, Chief Financial Officer of the Company (the “Comment Letter”).

Set forth below is the Company’s response to the Comment Letter. For ease of reference, the comment contained in the Comment Letter is reproduced below in bold font type and is immediately followed by the response of the Company. Unless otherwise indicated, page references in the Company’s response refer to the Draft Registration Statement.

Draft Registration Statement on Form S-1 Submitted July 31, 2020

Affinity Gaming Business, page 133

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We note your response to our comment. We remain unclear how your disclosure of Affinity Gaming’s operations provides proper balance and context without also disclosing expenses and/or net earnings. Please revise your disclosure or explain why no revision is necessary.

U.S. Securities and Exchange Commission

September 29, 2020

RESPONSE: The Company acknowledges the Staff’s comment. Upon further review, and for the reasons described below, the Company has decided to remove all disclosures regarding Affinity Gaming’s revenues from the Draft Registration Statement. Enclosed herewith are redlined pages from the Draft Registration Statement reflecting the Company’s proposed changes in this regard.

As discussed in the Company’s initial response letter to the Staff dated September 11, 2020, the Company had initially proposed disclosing total revenues for Affinity Gaming for certain recent annual and interim periods in the Draft Registration Statement to help prospective investors compare the relative sizes of Affinity Gaming and the Company, in light of the Company’s current intent to merge with Affinity Gaming concurrent with the completion of its initial business combination. Upon further review and deliberation, and after consultation with its advisors, the Company has reconsidered this position and concluded that disclosure of Affinity Gaming’s revenues could be misleading to investors for several reasons:

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Including revenue information and MD&A-like disclosures for Affinity Gaming in the Company’s registration statement for its initial public offering (or “IPO”) may give such investors the mistaken impression that a merger with Affinity Gaming is probable, or that this is effectively the IPO of Affinity Gaming, and not the Company – a special purpose acquisition company that has conducted no operations and has generated no revenues. The Company has not entered into any letter of intent or definitive agreement with Affinity Gaming, nor has the Company agreed to valuation or other key terms and conditions or engaged in due diligence with respect to such a possible combination transaction. As a result, a merger between the Company and Affinity Gaming is not probable, and in fact, the Company cannot provide any assurance that such a merger with Affinity Gaming will occur at all.

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Public investors in the Company’s IPO are investing only in the Company and not in Affinity Gaming. If the Company is unable to negotiate and successfully complete an initial business combination prior to the end of its 24-month term, the Company would be liquidated and its public stockholders would be entitled to receive their pro rata share of the amount held in the Company’s trust account – in that scenario, the Company’s public stockholders would have no claim on any of Affinity Gaming’s revenues or revenue-generating assets.

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Affinity Gaming’s current revenues are not indicative of what Affinity Gaming’s revenues may be at the time of a potential business combination with the Company. The Company has 24 months from its IPO date to complete an initial business combination, and during the period from IPO to “De-SPAC,” Affinity Gaming’s management team could take any number of actions, including significant acquisitions or dispositions or

U.S. Securities and Exchange Commission

September 29, 2020

discontinuing certain business operations, any of which could cause revenues to differ materially from current levels. In addition, factors outside of Affinity Gaming’s control (including the continuation of the COVID-19 pandemic and/or casualty events) could result in a material increase or decrease in Affinity Gaming’s revenues.

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The size of the IPO and Affinity Gaming’s current revenues are not indicative of the size of the Company’s potential acquisition target in its initial business combination. It is entirely possible, for example, that the Company could obtain third party debt and/or equity financing (such as a PIPE investment) and acquire a target business that is larger than Affinity Gaming.

In light of the foregoing, the Company believes that Affinity Gaming’s revenue is neither material nor relevant to prospective investors in deciding whether to participate in the Company’s IPO – and in fact could be potentially misleading in certain circumstances. Therefore, upon further consideration, the Company has decided to remove all disclosures regarding Affinity Gaming’s revenues from the Form S-1, as reflected in the enclosed redlined pages from the Draft Registration Statement. As a result, this obviates the need for any disclosures regarding Affinity Gaming’s expenses or net earnings.

*          *          *

We would be grateful if the Staff would provide any further comments to the Draft Registration Statement at its earliest convenience so that we may provide any additional responses required.

Should you wish to discuss the foregoing response or the Draft Registration Statement at any time, please do not hesitate to contact me at (312) 853-2071 or at mheinz@sidley.com.

Very truly yours,

/s/ Michael P. Heinz
Michael P. Heinz, Esq.

cc:	Andrei Scrivens – Gaming & Hospitality Acquisition Corp.

Vijay S. Sekhon – Sidley Austin LLP

Jonathan Ko – Paul Hastings LLP

TABLE OF CONTENTS

Summary	1
Risk Factors	31
Cautionary Note Regarding Forward-Looking Statements	62
Use of Proceeds	63
Dividend Policy	67
Dilution	68
Capitalization	70
Management’s Discussion and Analysis of Financial Condition and Results of Operations	71
Proposed Business	77
Affinity Gaming Business	106
Management	108
Principal Stockholders	118
Certain Relationships and Related Party Transactions	120
Description of Securities	123
U.S. Federal Income Tax Considerations	139
Underwriting	146
Legal Matters	152
Experts	152
Where You Can Find Additional Information	152

We are responsible for the information contained in this prospectus. We have not, and the underwriter has not, authorized anyone to provide you with different information, and we take no responsibility for any other information others may give to you. We are not, and the underwriter is not, making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

~~FINANCIAL PRESENTATION OF AFFINITY GAMING~~

~~This prospectus contains certain audited financial data for Affinity Gaming as of and for the year ended December 31, 2019. Such financial data were derived from Affinity Gaming’s audited consolidated financial statements as of and for the years ended December 31, 2019, which are not included in this prospectus . This prospectus also contains selected consolidated statement of operations data of Affinity Gaming for the two months ended February 29, 2020 and February 28, 2019 and the three months ended March 31, 2020 and 2019. Such financial data were derived from Affinity Gaming’s unaudited consolidated financial statements, which are not included in this prospectus. Such financial statements were prepared in accordance with the accounting standards of the American Institute of Certified Public Accountants, which differ from the auditing standards of the Public Company Accounting Oversight Board (United States), or PCAOB, and would not otherwise comply with applicable rules and regulations of the SEC, including Regulation S-X. If, as part of our initial business combination, we pursue a merger with Affinity Gaming, the proxy statement relating to our initial business combination and proposed merger with Affinity Gaming will include consolidated financial statements for Affinity Gaming audited in accordance with the auditing standards of the PCAOB, as well as unaudited pro forma financial information prepared in compliance with Article 11 of Regulation S-X of the Rules and Regulations of the SEC. See “Affinity Gaming Business” and the Affinity Gaming selected financial data table and notes thereto included in such section of this prospectus.~~

TRADEMARKS

This prospectus contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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•	Affinity Gaming faces extensive regulation from gaming and other government authorities;

•	reductions in regulations or expansions of gaming licensure allowing new entrants into the gaming sector in jurisdictions in which Affinity Gaming operates could increase competition;

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increases labor-related costs and regulations such as minimum wage requirements, overtime, healthcare, working conditions and work permit requirements could have an adverse impact on Affinity Gaming’s financial performance;

•	compliance with environmental laws and other government regulations could impose material costs;

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adverse winter weather conditions in the Midwest, the Sierra Nevada Mountains and Reno-Lake Tahoe area have had, and could in the future have, a material adverse effect on Affinity Gaming’s results of operations and financial condition;

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Extreme weather, natural disasters and other catastrophic events, such as the severe flooding that led to the temporary closing of Affinity Gaming’s St. Jo Frontier Casino in St. Joseph, Missouri in 2019, have had, and could in the future have, a material adverse impact on Affinity Gaming’s business, results of operations and financial condition; and

•	riverboats and dockside facilities are subject to additional risks that may adversely affect their operations.

The information included in this prospectus with respect to Affinity Gaming is very limited and is subject to change and, accordingly, your evaluation of Affinity Gaming and ability make an investment decision may be limited.

Although we can provide no assurances, we currently intend to merge with Affinity Gaming concurrent with the closing of our initial business combination. See “Proposed Business — Our Business Combination Process and Possible Merger with Affinity Gaming .” The information with respect to Affinity Gaming included in the “Affinity Gaming” section and elsewhere in this prospectus is very limited and subject to change and does not include all of the disclosures that would be required if Affinity Gaming were pursuing an initial public offering of its common stock or in a proxy statement relating to a potential merger with Affinity Gaming. If, as part of our initial business combination, we pursue a merger with Affinity Gaming, the proxy statement relating to our initial business combination and proposed merger with Affinity Gaming will include all required and SEC-compliant disclosures with respect to Affinity Gaming. As a result, investors should not place undue reliance on the Affinity Gaming disclosures included herein and refer instead to the proxy statement we subsequently file in connection with our initial business combination, assuming, as is currently planned, that we decide to pursue a merger with Affinity Gaming in connection with our initial business combination.

~~The Affinity Gaming financial information included in this prospectus is very limited and is not SEC-compliant, and the actual financial position and results of operations of Affinity Gaming at the time of any proposed merger between Affinity Gaming and us may differ materially from the selected unaudited financial data included in this prospectus.~~

~~The selected financial data with respect to Affinity Gaming included in this prospectus is very limited, unaudited and subject to change. These potential changes may have an adverse effect on the financial condition of Affinity Gaming. These changes may include, but are not limited to, a deterioration of the financial performance of Affinity Gaming and the sale of assets of Affinity Gaming. In addition, the selected audited financial data for Affinity Gaming as of and for the years ended December 31, 2019 included in the “Affinity Gaming Business” section of this prospectus were derived from Affinity Gaming’s audited consolidated financial statements as of and for the year ended December 31, 2019, which are not included in this prospectus. The selected consolidated statement of operations data for the two months ended February 29, 2020 and February 28, 2019 and the three months ended March 31, 2020 and 2019 were derived from Affinity Gaming’s unaudited consolidated financial statements, which are not included in this prospectus. Such financial statements were prepared in accordance with the accounting standards of the American Institute of Certified Public Accountants, which differ from the auditing standards of the Public Company Accounting Oversight Board (United States), or PCAOB, and would not otherwise comply with applicable rules and regulations of the SEC, including Regulation S-X. If, as part of our initial business combination, we pursue a merger with Affinity Gaming, the proxy statement relating to our initial business combination and proposed merger with Affinity Gaming will include all required and SEC-compliant disclosures with respect to Affinity Gaming, including Affinity Gaming’s consolidated financial statements audited in accordance with the auditing standards of the PCAOB, as well as unaudited pro forma financial information prepared in compliance with Article 11 of Regulation S-X of the Rules and Regulations of the SEC. The selected unaudited financial data is not necessarily indicative of the financial position or results of operations of Affinity Gaming and may change materially in connection with the PCAOB audit and/or due to the passage of time between the date of this prospectus and the date of any such proxy statement relating to our initial business combination and proposed merger with Affinity Gaming. During such interim period, Affinity Gaming may acquire or dispose of significant portions of its assets, its results of operations, cash flows and financial condition may deteriorate, and other intervening events may occur which may cause such selected unaudited financial data to differ materially from the Affinity Gaming financial information included in any such proxy statement relating to our initial business combination. As a result,~~

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~~investors should not place undue reliance on the selected unaudited financial data of Affinity Gaming included herein and refer instead to the proxy statement we subsequently file in connection with our initial business combination, assuming, as is currently planned, that we decide to pursue a merger with Affinity Gaming in connection with our initial business combination.~~

The challenges associated with completing a proposed merger concurrent with our initial business combination may result in increased transaction execution risk, introduce significant delays and/or may preclude us from being able to timely complete an initial business combination within the required 24-month period.

Concurrently with our initial business combination, we currently intend to merge with Affinity Gaming. We have not entered into any letter of intent or definitive agreement with Affinity Gaming, nor have we agreed to valuation or other key terms and conditions with respect to such a possible combination transaction. Accordingly, we cannot provide any assurance that such a merger with Affinity Gaming will occur at all, or, if it does, we cannot provide any assurance as to the timing or terms thereof. We will not, however, complete an initial business combination with only Affinity Gaming. If we pursue a merger with Affinity Gaming concurrent with our initial business combination, a committee of our independent directors will negotiate the terms and conditions of such merger (including the valuation of Affinity Gaming) on our behalf. Such committee of independent directors would also obtain an opinion from an independent investment banking firm which is a member of FINRA or another independent entity that commonly renders valuation opinions that the proposed merger with Affinity Gaming is fair to our company and our stockholders from a financial point of view. As a result, we cannot provide any assurance that such committee of our independent directors may be able to reach an agreement with Affinity Gaming as to the proposed valuation of Affinity Gaming or other terms and conditions of such proposed merger on a timely basis or at all, or, even if they do reach such an agreement, that an independent investment banking firm will be able to render such a fairness opinion. In addition, the proposed merger with Affinity Gaming may necessitate significant third party debt and/or equity financing incremental to what may be required to complete our initial business combination with a target business in the gaming and hospitality sectors, and such financing may not be available on attractive terms, on a timely basis or at all (due to market conditions or otherwise). Moreover, the proposed merger with Affinity Gaming may not be approved by our stockholders or there may not be sufficient funds in our trust account after redemptions to complete such proposed merger. Additionally, such a merger may be subject to certain regulatory approvals related to the gaming and hospitality industries. Furthermore, such a merger will require substantial attention from our management and may impede pursuit of other opportunities that could have been beneficial to that organization. Therefore, completing the proposed merger with Affinity Gaming concurrent with the closing of our initial business combination with a proposed target business introduces significant complexities and increased transaction risk, which could result in significant delays and/or may preclude us from being able to timely complete an initial business combination within the required 24-month period (as may be extended subject to stockholder approval).

If we are successful in consummating a merger with Affinity Gaming concurrent with our initial business combination, our management may face significant integration challenges. There can be no assurance that this integration, and the synergies expected to result from that integration, will be achieved as rapidly or to the extent currently anticipated.

If we are successful in consummating a merger with Affinity Gaming concurrent with our initial business combination, the concurrent integration of both Affinity Gaming and a target business may be complex, challenging, time-consuming. The combined company may encounter potential difficulties in the integration process including the following:

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the inability to successfully integrate the businesses, including operations, technologies, products and services, in a manner that permits the resulting company to achieve the cost savings and operating synergies anticipated to result from such merger, which could result in the anticipated benefits of such merger not being realized partly or wholly in the time frame currently anticipated or at all;

•	the potential coordination geographically separated organizations, systems and facilities;

•	potential unknown liabilities and unforeseen expenses, delays or regulatory conditions associated with the merger;

•	the integration of personnel with diverse business backgrounds and business cultures, while maintaining focus on providing consistent, high-quality services;

•	the consolidation and rationalization of information technology platforms and administrative infrastructures as well as accounting systems and related financial reporting activities;

•	the potential weakening of relationships with regulators; and

•	the challenge of preserving important relationships of Affinity Gaming and the initial business combination target and resolving potential conflicts that may arise.

Furthermore, it is possible that the integration process could result in the loss of talented employees or skilled workers of Affinity Gaming and the initial business combination target. The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of Affinity Gaming and the initial business combination target. If the resulting

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AFFINITY GAMING BUSINESS

Concurrently with our initial business combination, we currently intend to merge with Affinity Gaming. The resulting combined company would inherit our Nasdaq listing and its common stock and warrants would be publicly traded. We currently anticipate that the combined company will be managed by our existing management team (who also serve as members of the senior management team of Affinity Gaming). We believe the combination of Affinity Gaming, us and a target business in the gaming and hospitality sectors under the Affinity Gaming umbrella will allow the resulting combined company to leverage Affinity Gaming’s existing licenses, experienced management team and geographic footprint and offer significant synergy and long-term value creation opportunities for our investors and serve as a platform for further growth.

We have not entered into any letter of intent or definitive agreement with Affinity Gaming, nor have we agreed to valuation or other key terms and conditions with respect to such a possible combination transaction. As a result, even though we currently intend to merge with Affinity Gaming concurrent with the completion of our initial business combination, we cannot provide any assurance that such a merger with Affinity Gaming will occur at all, or, if it does, we cannot provide any assurance as to the timing or terms thereof. We will not, however, complete an initial business combination with only Affinity Gaming. In addition, we will likely not consummate a merger with Affinity Gaming if the target business with respect to our initial business combination is not within the gaming or hospitality related sectors. If we pursue a merger with Affinity Gaming concurrent with our initial business combination, a committee of our independent directors will negotiate the terms and conditions of such merger (including the valuation of Affinity Gaming) on our behalf. Such committee of independent directors would also obtain an opinion from an independent investment banking firm which is a member of FINRA or another independent entity that commonly renders valuation opinions that the proposed merger with Affinity Gaming is fair to our company and our stockholders from a financial point of view. Our public stockholders will have the same voting and redemption rights with respect to any merger with Affinity Gaming as are applicable to our initial business combination and described elsewhere in this prospectus.

Affinity Gaming, a portfolio company of an affiliate of our sponsor, is a diversified casino gaming company headquartered in Las Vegas, Nevada. Affinity Gaming was organized as Herbst Gaming, LLC, a Nevada limited liability company, on March 29, 2010. In May 2011, Herbst Gaming, LLC changed its name to Affinity Gaming, LLC, and then in December 2012, Affinity Gaming, LLC converted to Affinity Gaming, a Nevada corporation. Affinity Gaming’s casino operations consist of eight casinos, five of which are located in Nevada, two in Missouri and one in Iowa.

Midwest Properties. Affinity Gaming’s Midwest properties consist of Lakeside Hotel Casino in Osceola, Iowa, Mark Twain Casino in LaGrange, Missouri, and St. Jo Frontier Casino in St. Joseph, Missouri. Collectively, these properties contain a total of 67,000 square feet of gaming floor. In February 2020, Affinity Gaming operated 1,561 slot machines and 28 gaming tables, as well as a variety of food and beverage options, at the Midwest Properties. Lakeside has a 150 room hotel.

Nevada Properties. Affinity Gaming’s Nevada properties consist of Silver Sevens Hotel & Casino in Las Vegas, Nevada, and Rail City Casino in Sparks, Nevada and Primm Valley Resort & Casino, Whiskey Pete’s Hotel & Casino and Buffalo Bills Resorts & Casino in Primm, Nevada. Collectively, these properties contain a total of 185,000 square feet of gaming floor. In February 2020, Affinity Gaming operated 2,662 slot machines and 45 gaming tables. Silver Sevens and the Primm properties have 332 and 2,103 hotel rooms, respectively. Additionally, the Primm property has several non-gaming amenities including a retail gas, diesel truck stop and convenience store operation, the closest lottery store to Las Vegas, multiple entertainment and convention venues among a variety of food and beverage options.

In February 2017, Affinity Gaming was acquired by entities managed by affiliates of ZCG, an affiliate of our sponsor. James J. Zenni, Jr., the Chairman of our Board of Directors, serves as Founder, President, Chief Executive Officer and member of the Management Committee of ZCG and Chairman of the Board of Directors of Affinity Gaming.

~~For the year ended December 31, 2019, Affinity Gaming generated revenues of $322.9 million.~~

~~For the two months ended February 28, 2019 and February 29, 2020, Affinity Gaming revenues totaled $48.4 million and $48.7 million, respectively, representing an increase of 0.7%. Excluding the revenue of its three casinos located in Black Hawk, Colorado, the sale of which closed on January 23, 2020, Affinity Gaming revenue for the two months ended February 28, 2019 and February 29, 2020 totaled $43.8 million and $47.0 million, respectively, representing an increase of 7.5%. The year-over-year increase in revenue was largely driven by marketing enhancements and the impact of weather in the prior year corresponding period.~~

~~For the three months ended March 31, 2019 and 2020, Affinity Gaming revenues totaled $78.0 million and $62.6 million, respectively, representing a decrease of 19.6%. Excluding the revenue of its three casinos located in Black Hawk, Colorado, the sale of which closed on January 23, 2020, Affinity Gaming revenue for the three months ended March 31, 2019 and 2020 totaled $70.5 million and $61.0 million, respectively, representing a decrease 13.5%. The decline in revenue is attributable to the impact~~

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~~of the temporary government mandated closures of non-essential businesses starting on March 17, 2020 due to the COVID-19 pandemic.~~

COVID-19 Update

Beginning in March 2020, Affinity Gaming’s eight properties were entirely closed for business as a result of the temporary government mandated closures of non-essential businesses due to the COVID-19 pandemic. Affinity Gaming’s properties in the Midwest and Nevada were reopened on June 1 and June 4, 2020, respectively. Affinity Gaming has complied with reopening regulations issued by the gaming control board and/or other applicable governmental authorities of each state in which its casinos operate with respect to limitations on gaming positions and/or the number of guests at each property.

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